Filed by Host Marriott Corporation pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Starwood Hotels & Resorts

Commission File No.: 333-130249

Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, Host Marriott Corporation filed a preliminary proxy statement/prospectus as part of a registration statement on Form S-4 on December 9, 2005 and other documents regarding the proposed transactions with the Securities and Exchange Commission (“SEC”). In addition, Host Marriott Corporation will prepare and file a definitive proxy statement/prospectus and other documents regarding the proposed transactions with the SEC. Investors and security holders are urged to read the proxy statement/prospectus (and all amendments and supplements to it) when it becomes available because it contains important information about Host Marriott Corporation, Starwood Hotels & Resorts and the proposed transactions. A definitive proxy statement/prospectus will be sent to stockholders of Host Marriott Corporation seeking their approval of the issuance of shares of Host Marriott Corporation common stock in the transactions contemplated by the master agreement. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Host Marriott Corporation with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained, when available, free of cost by directing a request to Host Marriott Corporation, 6903 Rockledge Drive, Suite 1500, Bethesda, MD 20817, Attention Investor Relations, (telephone 240-744-1000). Investors and security holders are urged to read the proxy statement/prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the proposed transactions.

Host Marriott Corporation and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the stockholders of Host Marriott Corporation in respect of the proposed transactions. Information about Host Marriott Corporation and its directors and executive officers, and their ownership of securities in Host Marriott Corporation, is set forth in the proxy statement for Host Marriott Corporation’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2005. Additional information regarding the direct and indirect interests of those persons may be obtained by reading the proxy statement/prospectus regarding the proposed transactions.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Language Concerning Forward-Looking Statements

This filing contains forward-looking statements within the meaning of federal securities regulations. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” estimate,” “expect,” “intend,” “may,” “plan,” predict,” “project,” “will,” “continue” and other similar terms and phrases, including references to assumptions and forecasts of future results, statements about the expected scope and timing of the acquisition, expected financial results and credit effects of the acquisition, consequences of management efforts, opportunities for growth and expectations as to timing, nature and terms of financing and other sources of funds. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to: national and local economic and business conditions, including the potential for terrorist attacks, that will affect occupancy rates at our hotels and the demand for hotel products and services; operating risks associated with the hotel business; risks associated with the level of our indebtedness and our ability to meet covenants in our debt agreements; relationships with property managers; our ability to maintain our properties in a first-class manner, including meeting capital expenditure requirements; our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures; changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs; our ability to complete pending acquisitions and dispositions; and our ability to continue to satisfy complex rules in order for us to qualify as a real estate investment trust for federal income tax purposes and other risks and uncertainties associated with our business described in Host Marriott Corporation’s filings with the SEC. The completion of the transaction with Starwood (either in whole or in part relating to the acquisition of certain hotels) is subject to numerous closing conditions and there can be no assurances that the transactions as a whole, or portions of these transactions, will be completed. These closing conditions include, but are not limited to: Host Marriott Corporation receiving approval from its stockholders to issue shares to Starwood’s Class B holders, obtaining various lender consents and regulatory approvals, the accuracy of representations and warranties and compliance with covenants, the absence of material events or conditions, and other customary closing conditions. Our expectations as to the financial consequences of the acquisition may be affected by the risks noted above and factors unique to acquisitions, including the timing and successful integration of these hotels into our portfolio and the number and location of the hotels we ultimately acquire with the acquisition. Although Host Marriott Corporation believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. All information is as of the date of this filing and Host Marriott Corporation undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in expectations.

Company History
Largest owner of luxury and upper upscale full-
service hotels
Irreplaceable assets in premier markets with high
barriers to entry
Focused on urban and resort convention hotels
107 hotels (over 55,000 rooms)
Total Enterprise Value of approximately $12 billion
Largest lodging REIT

Company History
Marriott Corporation
Host Marriott
•
Lodging real estate (25 full-service hotels)
•Airport concessions operator
Marriott International
•Lodging management
•Contract services businesses
October 1993

Company History
January 1996
•
Host Marriott Corporation spins off the
airport terminal concession business.
•
The Company owns 55 full-service properties
with over 25,000 rooms
April 1998
Multi-brand strategy launched: 12 world-class
hotels (four Hyatts, two Four Seasons and four
Swissôtels)
January 1999
REIT conversion.  The Company owns 126
hotels with over 58,000 rooms.

Company History
January 2004
First Starwood-branded hotel:  Host Marriott
rebrands the Swissôtel, Atlanta into the Atlanta
Westin
2003-2005
Host Marriott acquires five hotels for
approximately $1.1 billion.  (Fairmont Kea
Lani, Maui, Hyatt Maui Resort and Spa,
Scottsdale Marriott at McDowell Mountains,
Hyatt Regency Capitol Hill in Washington,
DC, and Embassy Suites, Chicago)

Company History
November 2005
Host Marriott announces the acquisition of
38 hotels from Starwood
•
Enhances brand diversification,
•
Creates a significant relationship with an
outstanding hotel operating/brand company;
launches expansion into Europe
•
Establishes international platform for growth.
Upon completion of the transaction, the
Company will own 145 hotels with over
74,000 rooms.

7 Green Street Advisors: “Based on quality, location, and property condition, Host Marriott possesses the most desirable collection of hotels owned by a public company.” Current Portfolio of Brands

8 Ritz-Carlton, Naples

New York Marriott Marquis

Hyatt Regency Maui

The Fairmont, Kea Lani

Toronto Marriott Eaton Centre

Orlando World Center Marriott

Embassy Suites Chicago Lakefront

Atlanta Buckhead Westin

Hyatt Regency, Washington D.C.

Starwood Portfolio Acquisition

Starwood Portfolio
Portfolio of 38 upper upscale and luxury full-service
hotels (18,964 rooms), including 25 domestic and 13
international assets:
-
20 Sheratons
- 13 Westins
- 2 Ws
- 2 Luxury/St. Regis
- 1 Unbranded
Purchase price:  $4.0 billion
Transaction expected to close at the end of 1st
Quarter 2006 and is subject to a Host Marriott
stockholder vote and other closing conditions

Strong Portfolio
World-class portfolio in terms of asset quality and positioning
(Average Hotel: 500 rooms / $117 RevPAR). Matches up well with
Host’s existing portfolio
100% luxury and upscale hotels. Includes six city-center
hotels with over 750 rooms
Urban / Convention / Resort Concentration. 80% of the
portfolio*
International Diversification. 29% of the portfolio* outside
U.S. (15% in Europe)
*  Based on revenues.

Profile of Hotel Portfolio
Brand Mix (Based on Revenue)
Host Marriott Stand-alone
12%
6%
9%
1%
70%
2%
Starwood Portfolio
3%
9%
55%
33%
Combined
4%
2%
2%
7%
9%
53%
14%
9%
Marriott Sheraton
Westin Ritz-Carlton
Hyatt Fairmont
W Other

21 Profile of Hotel Portfolio Geographic Scope (Based on Revenue) Host Marriott Stand-alone 3% 97% Starwood Portfolio 71% 29% Combined 9% 91% International Domestic

22 Profile of Hotel Portfolio Geographic Coverage – Host Marriott Portfolio Host Marriott Portfolio

23 Profile of Hotel Portfolio Geographic Coverage – Combined Portfolio Starwood Portfolio Host Marriott Portfolio

Benefits to Host From the
Acquisition
• Brand Diversification. Creates significant
relationship with another major hotel
operating / brand company
• Market Share Upside. Great potential
among Starwood brands
• Asset Management / Value Enhancement.
Opportunities to improve growth
• Expansion in Europe. Six hotels form a
strong foundation for future growth
• Partnership with Starwood. Enhance future
growth opportunities

25 Post-closing Brand Portfolio

Overview
9 3 Countries
Over 50 Over 35 Markets
18 14 Brands
$9 billion $6 billion
Equity Market
Cap.
6 -Largest REIT 9 -Largest REIT
Largest Lodging REIT Largest Lodging REIT
Largest Public Lodging Co. 3 -Largest Pub. Lodging Co. Scale
$16 billion $12 billion TEV
74,185 55,221 No. of Rooms
145 107 No. of Hotels
HOST
hotels & resorts
rd
th
th

Host Marriott Strategy Host Marriott Strategy

Core Strategy and Values
Best in Class
- Best assets
- Best brands
- Best management
- Best growth
Company Values -- EPIC
-
Passionate about Excellence
-
Dedicated to Partnership
-
Committed to Integrity
-
One with our Community

29 Strategic Focus • Provide outstanding returns to our shareholders by focusing on: - Intelligent portfolio management - Disciplined capital allocation - Sound financial management

Intelligent Portfolio
Management
The Mission of Asset Management
Best in Class portfolio stewardship
• Build strong stakeholder relationships
• Maximize cash flow growth and asset appreciation
• Optimize portfolio through disciplined capital allocation and implementation

Intelligent Portfolio
Management (cont.)
Understanding the Business
Real Estate Experience
• Consulting
• Real Estate Ownership
Operational Experience
• General Manager
• Director of Finance/Controller

Intelligent Portfolio
Management (cont.)
Operational Consulting
Balanced Scorecard
• Associate satisfaction
• Guest satisfaction
• Financial performance
• Market share
Periodic property visits and inspections

Intelligent Portfolio
Management (cont.)
Operational Consulting
Financial Analysis
• Revenue/Cost improvement opportunities
• Benchmarking (“Best Practices”)
Market analysis
• Market share
• Competitive positioning
• Demand trends

34 2006 Key Objectives Maximize RevPAR growth Enhance catering revenue growth Achieve significant improvement in House profit margin Focus on market share growth Investment of Choice/Cash Flow

Intelligent Portfolio
Management (cont.)
Value Enhancement
- Carefully evaluate the capital needs and
opportunities for each property
- Focus on long-term sustainability
- Maximize competitive position of each asset
- Return on investment (e.g., space conversion)

36 Intelligent Portfolio Management (cont.) Partnership & Challenges - Cultural differences - Host is looking to learn from you Partnership Together we can accomplish great things!

37 2006 Key Objectives Improve the Partner Index Score Sharing of ideas / Best Practices Mutual respect Partner of Choice

38 What is the most important element to a hotel reaching it’s potential? Leadership

“Good To Great”
Personal humility, understated,
professional will
Ambitious for the company first, not for
themselves
Set up their successors for even greater
success in the next generation
Level 5 Leaders

continued…
Fanatically driven, infected with an
incurable need to produce sustained
results
Display a workmanlike diligence; more
plow horse than race horse
Attribute success to factors other than
themselves
When things go poorly, they blame
themselves, taking full responsibility

41 “Potential” Common Vision + Strong Partnership + EPIC Values = Amazing Results

Disciplined Capital
Allocation
Target Acquisition Profile:
- Upper Upscale/Luxury
- Urban/Resort/Convention
- Best operators and brands
Since November 2003, acquired approximately
$1.1 billion of upper upscale/luxury properties
Intend to utilize European platform to drive
further growth in Europe

Sound Financial
Management
• Continue to maximize liquidity and flexibility
• Strong balance sheet
- currently, $12 billion enterprise value
- post-acquisition, $16 billion enterprise value, making
Host the largest lodging company in the U.S. and the
sixth largest REIT